SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

1-11913

A. Full title of the Plan:

Aetna 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

REQUIRED INFORMATION:

The following documents for the plan are set forth on page 2 and in Exhibit I:

Independent Auditors' Consent
Exhibit I: Index, Financial Statements and Independent Auditors' Report as of December 31, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AETNA 401(k) PLAN

By: ______________________
James H. Gould, III
Vice President, Compensation and Benefits
Aetna Inc.

Dated: June 27, 2005

Consent of Independent Registered Public Accounting Firm

Board of Directors
Aetna Inc.

We consent to the incorporation by reference in the registration statement (No. 333-124619) on Form S-8 of Aetna 401(k) Plan (formerly known as Aetna Inc. Incentive Savings Plan) of our report dated June 15, 2005, with respect to the Statements of Net Assets Available for Benefits of Aetna 401(k) Plan as of December 31, 2004 and 2003, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004, and the 2004 supplemental schedules, which report appears in the December 31, 2004 Annual Report on Form 11-K of Aetna 401(k) Plan.

KPMG LLP

Hartford, Connecticut
June 28, 2005

AETNA 401(k) PLAN

(FORMERLY KNOWN AS AETNA INC. INCENTIVE SAVINGS PLAN)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2004 AND 2003

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Registered Public Accounting Firm

The Board of Directors
Aetna Inc.

We have audited the accompanying statements of net assets available for benefits of Aetna 401(k) Plan (formerly known as Aetna Inc. Incentive Savings Plan) (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) and Schedule of Reportable Transaction are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2005

AETNA 401(k) PLAN

(FORMERLY KNOWN AS AETNA INC. INCENTIVE SAVINGS PLAN)

INDEX TO FINANCIAL STATEMENTS

Note: The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974 ("ERISA"), but have not been included as they are not applicable:

- Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)
- Nonexempt Transactions
- Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
- Schedule of Leases in Default or Classified as Uncollectible.

Aetna 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and December 31, 2003

	2004	2003
Assets:		
Investments at fair value (Notes 3)	$ 1,599,755,377	$ 1,220,736,825
Investments at contract value (Note 4)	1,454,781,457	1,467,690,308
Participant loans	49,203,340	40,012,041
Total investments	3,103,740,174	2,728,439,174
Receivables:		
Employer contributions (Note 8)	1,400,000	43,942,297
Participant contributions (Note 9)	0	2,864,467
Investment income	1,383,152	6,052,356
Unsettled trades and other receivables	1,346,289	0
Total receivables	4,129,441	52,859,120
Total assets	1,653,088,158	1,313,607,986
Liabilities		
Accrued expenses	2,424,526	0
Other liabilities	52,432	0
Total liabilities	2,476,958	0
Net assets available for plan benefits:	$ 3,105,392,657	$ 2,781,298,294

See accompanying notes to financial statements.

Aetna 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

	2004
Additions to assets attributed to	
Investment income	
Net appreciation in fair value of investments (Note 3):	
Common/collective trusts	$ 101,979,798
Registered investment companies (mutual funds)	5,296,653
Aetna common stock	247,026,732
Total appreciation	354,303,183
Interest	65,884,068
Dividends	1,363,723
Other income	404,747
Total investment income	421,955,721
Contributions:	
Participant	106,808,472
Employer	33,302,964
Total contributions	140,111,436
Total additions	562,067,157
Deductions:	
Benefits paid to participants	233,002,091
Administrative expenses	4,970,703
Total deductions	237,972,794
Net increase	324,094,363
Net assets available for benefits:	
Beginning of year	$ 2,781,298,294
End of year	$ 3,105,392,657

See accompanying notes to financial statements.

Aetna 401(k) Plan
(Formerly Known as Aetna Inc. Incentive Savings Plan)
Notes to Financial Statements
December 31, 2004 and 2003

1. Description of Plan

The following description of the Aetna 401(k) Plan ("the Plan" or "401(k)") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. General

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary savings plan that provides retirement income to eligible employees. Effective January 1, 2002, employees of Aetna Inc. (the Company), are immediately eligible for Plan participation upon employment commencement date.

b. Administration

The Plan has multiple investment options for eligible employees. Effective June 1, 2004, CitiStreet LLC ("CitiStreet") is the record keeper and State Street Bank ("State Street") is the Plan Trustee. State Street holds the Plan's units of Aetna Inc. common stock, self-managed account, Stable Value Option (SVO) account and the mutual funds. Prior to June 1, 2004, Mellon Bank was the Plan Trustee and ING Groep N.V., ("ING") was the record keeper. For 2003, Aetna Life Insurance Company ("ALIC"), which is a wholly-owned subsidiary of Aetna Inc., held the general account portion of the Stable Value Option account and ILIAC, which is an indirect subsidiary of ING Groep N.V., ("ING") held the separate account investments for the Stable Value Option account.

c. Contributions

Participant Contributions –Non-highly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre-tax basis and highly compensated employee[1] may defer up to 10% of pre-tax eligible pay, up to a maximum of $13,000 in 2004 and $12,000 in 2003 in accordance with the Internal Revenue Code (IRC).

To encourage personal savings, the Age 50 Catch-up Provision was adopted on June 10, 2002. This provision allows active participants age 50 and older to make an additional pretax contribution to the ISP over and above the plan limits. The maximum amount allowed for catch-up contributions was $3,000 and $2,000 for years ended 2004 and 2003, respectively.

Participants may also contribute 1% to 5% of their after-tax eligible pay unless the participant is a highly compensated employee. Lastly, participants may contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans. These

---

[1] Employee whose prior year eligible compensation exceeded $90,000 for Plan year 2004 and Plan year 2003.

deferred amounts are considered to be participant contributions. Participants direct the investment of their contributions into twelve investment options offered by the Plan. Participants may change their investment options without restriction. Although the Plan record keeper CitiStreet, monitors "excessive trading," defined as "more than one purchase and sale of the same fund within a 30-day period." 401(k) participants engaged in excessive trading are notified. If excessive trading continues, 401(k) internet, phone and fax transfer privileges are suspended for a period of time.

Employer Contributions –After one year of service, the Company matches the deferral contribution 50% of the first 6% of a participant's eligible pay for eligible participants. However, if the Company meets specific performance targets established each year, all eligible employees will receive an annual contribution to their 401(k) accounts of up to 3% of eligible pay. Eligible employees who do not participate in the Plan will have accounts set up for them to receive their allocation of the performance-based employer contribution. After the employer contribution is posted to the participant's account, employees may direct the employer contribution into any investment option.

These amounts and earnings on deferral and matching contributions are not taxed until withdrawal. The maximum dollar amount of contributions may vary from year to year, based on the IRC limitations. Contributions are funded biweekly.

d. Participant Accounts

Biweekly, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Mutual fund earnings are net of expenses.

e. Vesting

Participants are vested immediately in their deferral contributions plus actual earnings thereon. Effective January 1, 2002, participants are immediately vested in the Company's matching contributions. Participants are vested in the Company's performance-based contribution after completing three years of service. If a participant leaves service due to disability, the entire account balance becomes vested.

f. Participant Loans

Participants may borrow from the Plan the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. The amounts held for loans receivable approximate fair value.

g. Payment of Benefits

On termination of service, a participant with a vested interest greater than $5,000 may elect to receive a lump-sum amount equal to the value of the participant's account, or various installment payout options, or may defer payment to a later date.

h. Participant Forfeitures

If a participant terminates employment unvested, the Company contributions are forfeited. For the years ended December 31, 2004 and 2003, forfeited nonvested accounts totaled approximately $2,182,111 and $2,663,573, respectively. These accounts will be used to reduce future employer contributions or to offset plan expenses. In 2004 and 2003, forfeited nonvested accounts offset Plan expenses by $1,294,321 and $154,551, respectively. Forfeited contributions are held in the Stable Value Option Account.

2. Summary of Accounting Policies

a. Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from reported results using those estimates.

c. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value with changes in fair value included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits except for the Stable Value Option ("SVO") account which is valued at contract value (Note 4).

Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d. Plan Expenses

Effective June 1, 2004, administration and investment management fees are charged based on a percentage of Plan's assets and allocated to each of the investment options as general plan operating expenses. Between July 1, 2002 and May 31, 2004, participants paid a quarterly plan administration fee of $6.50. Effective June 1, 2004 participants pay a loan origination fee of $50 per loan.

e. Payment of Benefits

Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for plan benefits.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,	
	2004	2003
Stable Value Option (Note 4)	$1,492,295,792	$1,467,690,308
SSgA S&P 500 Flagship Fund Series A	645,267,717	-----
Aetna Common Stock	482,188,191	342,077,540

4. Stable Value Option Account

The SVO is presented at contract value. Contract value represents contributions plus interest less funds used to pay benefits.

Effective February 2004, SVO account is managed by Invesco Institutional, Inc. (INVESCO). INVESCO uses multiple sub-advisors to invest portions of the SVO. As of December 31, 2004 the sub-advisors include Blackrock Financial Management, Inc., ING, Jennison Associates, PIMCO and Western Asset Management Company. SVO account is invested in six insurance contracts issued by ING and one State Street money market fund.

For Plan year 2003, SVO account is invested in two group annuity contracts. Group annuity contract DC 10305 is invested in an ALIC General Account Participating Accumulation Fund, which is backed primarily by commercial mortgages and real estate. ING Life Insurance and Annuity Company (ILIAC) group annuity contract GA 14589 is an investment in ILIAC's Separate Accounts 398 and 399. Separate Account 398 invests primarily in mortgage-backed securities issued or guaranteed by the U.S. Government or federal agency. Separate Account 399 invests primarily in debt obligations of the U.S. Government and corporate bonds.

The interest rate earned by the SVO is a blended rate generated by these guaranteed contracts and other cash investments. The SVO credited a rate of interest of 4.45% for the period January 1, 2004 through June 30, 2004 and 4.00% for the period July 1, 2004 through December 31, 2004. Participants will receive contract value upon payment of benefits.

5. Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

6. Tax Status

The Internal Revenue Service has informed the Plan administrator in correspondence in the form of a tax determination letter dated March 27, 2003, that as of that date the Plan was qualified and the trust established under the Plan was tax-exempt, under the applicable sections of the Internal Revenue Code (the "Code"). The Plan was previously covered by a Tax Determination letter dated October 7, 1999. The Plan administrator believes that the Plan continues to be qualified under the Code.

7. Related-Party Transactions

Certain Plan investments are managed by State Street Global Advisors (SSgA), the investment arm of State Street Bank and Trust Company and SVO is managed by INVESCO. State Street Bank is the Plan Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan invests in the Aetna Common Stock Fund which is an investment of the Plan Sponsor and, therefore qualifies as party-in-interest transactions.

Fees paid during the Plan year for legal, accounting, actuary and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Employer's Contribution

The Company's 2004 performance-based targets were not attained. As a result, no Performance-Based Employer Contribution was made in 2004.

The Company's 2003 performance-based targets were attained. As a result, on February 18, 2004, a Performance-Based Employer Contribution, totaling approximately $43,042,000 was made for all eligible employees relating to the 2003 performance year.

At December 31, 2004 and 2003, an employer matching receivable of $1,400,000 and $900,000 was recorded to accrue for the days remaining after the last pay cycle of the year.

9. Participants' Contribution

At December 31, 2004 and 2003, accrued participant contributions for the days remaining after the last pay cycle of the year totaled approximately $0 and $2,864,000, respectively.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:

	December 31	
	2004	2003
Net assets available for benefits per the financial statements	$ 3,105,392,657	$ 2,781,298,294
Amounts allocated to withdrawing participants	(9,900,431)	-
Net assets available for benefits per the Form 5500	$ 3,095,492,226	$ 2,781,298,294

The following is a reconciliation of benefits paid to participants according to the financial statements to the Form 5500:

	2004
Benefits paid to participants per the financial statements	$ 233,002,091
Add amounts allocated to withdrawing participants at December 31, 2004	9,900,431
Benefits paid to participants per the Form 5500	$ 242,902,522

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

11. Subsequent Events

On December 12, 2003, Aetna Inc. purchased the Chickering Holding Company. As a result of the purchase, on February 1, 2005, Chickering 401(k) Plan was merged into the Aetna 401(k) Plan, transferring all of its assets, totaling approximately $3,371,000.

Effective January 1, 2005, the employer 401(k) performance-based contribution feature was eliminated.

Aetna 401(k) Plan

(formerly known as Aetna Inc. Incentive Savings Plan)

Schedule I - Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

(a)	(b) Name of Investment	(c) Description of Investment	(d) Shares/Units Held	(e) Share/Unit Price	(d) x (e) Market Value
*	SSB SHORT TERM INVESTMENT FUND	Money Market Fund	21,675,981.690	1.000	21,675,982
*	SSB Yield Enhanced STIF	Money Market Fund	37,514,336.000	1.000	37,514,336
*	SSgA Aggressive Strategic Balanced Fund	Common/Collective Trust	1,892,979.276	10.065	19,052,836
*	SSgA Conservative Strategic Balanced Fund	Common/Collective Trust	899,437.460	13.187	11,860,882
*	SSgA Daily EAFE Index Securities Lending Fund Series T	Common/Collective Trust	8,618,805.358	14.753	127,153,236
*	SSgA Moderate Strategic Balanced Fund	Common/Collective Trust	6,335,988.426	11.632	73,700,217
*	SSgA Passive Intermediate Bond Index Securities Lending Fund	Common/Collective Trust	590,437.436	16.103	9,507,814
*	SSgA REIT Index Fund - Series A	Common/Collective Trust	1,363,946.526	21.163	28,865,200
*	SSgA Russell 2000 Index Securities Lending Fund	Common/Collective Trust	4,737,581.814	20.725	98,186,383
*	SSgA S&P 500 Flagship Fund Series A	Common/Collective Trust	2,917,334.512	221.184	645,267,717
*	SSgA S&P MidCap Index Fund Series A	Common/Collective Trust	1,748,434.753	22.653	39,607,292
	ING Life & Annuity Contract 60101	Insurance Contract	N/A	N/A	370,302,830
	ING Life & Annuity Contract 60102	Insurance Contract	N/A	N/A	282,580,657
	ING Life & Annuity Contract 60103	Insurance Contract	N/A	N/A	528,010,766
	ING Life & Annuity Contract 60104	Insurance Contract	N/A	N/A	29,911,034
	ING Life & Annuity Contract 60105	Insurance Contract	N/A	N/A	43,748,233
	ING Life & Annuity Contract 60106	Insurance Contract	N/A	N/A	200,227,937
*	Aetna Inc.	Employer Common Stock	3,865,236.000	124.750	482,188,191
	Participant Self-Directed Accounts	Brokerage Accounts	Various	Various	5,175,291
*	Participant Loan Fund	Participant loans; various maturities Interest rates: 5.00% - 11.50%	N/A	N/A	49,203,340
				Total assets held	**3,103,740,174**

* Party in interest

Aetna 401(k) Plan

(formerly known as Aetna Inc. Incentive Savings Plan)

Schedule II - Schedule H, line 4j - Schedule of Reportable Transactions

Year ended December 31, 2004

(a) Identity of party involved	(b) description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
American Century	Ultra Fund	N/A	142,034,012	N/A	0.00	157,335,658	142,034,012	(15,301,646)
SSgA	SSgA S&P 500 Flagship Fund Series A	656,566,429	N/A	N/A	0.00	656,566,429	656,566,429	0